

August 28, 2014

Mr. Jon A. Olson
Executive Vice President, Finance and
 Chief Financial Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, California 95124

> **Re:** **Xilinx, Inc.**
> **Form 10-K for the Fiscal Year Ended March 29, 2014**
> **Filed May 16, 2014**
> **Form 10-Q for the Quarterly Period Ended June 28, 2014**
> **Filed July 28, 2014**
> **File No. 000-18548**

Dear Mr. Olson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 29, 2014

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 30

1.   Please tell us, and revise future filings to disclose, the reasons underlying the changes to the line items you disclose, including when you attribute revenue changes to increased, decreased, stronger or a decline in sales. For example, in discussing net revenue by end markets for 2014, you attribute the revenue increase in Communications & Data Center to "stronger sales from both wireline and wireless communications." However, it is unclear from your disclosure what caused the "stronger sales" you mention; was it the China LTE deployments mentioned in management's fourth quarter earnings call? Similarly, we note the disclosure regarding gross margin improvements resulting from

your "continued focus on margin expansion and cost reduction across [y]our product portfolio." It is, however, unclear from this disclosure what actions/changes were implemented as a result of this "continued focus." Please tell us and revise future filings.

Provision for Income Taxes, page 35

2. Please consider providing enhanced disclosures to explain in greater detail the relationship between the domestic and foreign operating pre-tax income and your effective tax rates. It appears as though this information may be important information necessary to understand your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. In addition, consider providing disclosures to separately discuss the changes in the amount of your pre-tax earnings reported from foreign operations as compared to domestic operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 39

3. Please tell us how you considered the disclosure requirements as it relates to the interest rate and equity price risk for your various notes outstanding. Please also discuss how you considered the foreign currency exchange risk related to your foreign exchange contracts. Refer to Item 305 of Regulation S-K and General Instructions to Item 305(a) and 305(b).

Item 8. Financial Statements

4. Please provide an analysis as to whether the registrant meets the definition of "investment company" under Section 3(a) of the Investment Company Act of 1940 and, if so, whether the registrant is excepted from this definition or is otherwise exempt from registering with the Commission as an investment company. In your response, please provide us with sufficient detail to assess your analysis.

Note 13.   Debt and Credit Facility

2017 Convertible Notes, page 64

5. Please tell us how you considered the disclosures required by FASB ASC 470-20-50-5(d) for the interest rate swap, call options and warrants related to these notes. Please also tell us how you considered the disclosure required by FASB ASC 470-20-50-5(c).

Note 15. Income Taxes, page 67

6. Please tell us why your U.S. effective tax rate calculated based on domestic income before income taxes is higher than 35%.

7.   Please show us the significant components (by country) of your foreign income before income taxes for each period presented. Please also provide similar information for the reconciling item related to foreign earnings at lower tax rates.

Form 10-Q for the Quarterly Period Ended June 28, 2014

Item 1. Financial Statements

8.   We note the significant equity-related transactions reflected in the financing sections of your statements of cash flows. In future Forms 10-Q, please include a statement of changes in stockholders' equity for the period from the latest fiscal year-end to the interim balance sheet date. You may also provide the information in a note to the interim financial statements. Refer to ASR 286.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoffrey Kruczek at (202) 551-3641with any other questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant